

May 20, 2011

Via U.S. Mail and Facsimile 205.969.3756

R. Steven Hamner
Executive Vice President and Chief Financial Officer
Medical Properties Trust, Inc.
1000 Urban Center Drive, Suite 501
Birmingham, AL 35242

      Re: **Medical Properties Trust, Inc.**
              Form 10-K for fiscal year ended December 31, 2010
              Filed February 28, 2011
              File No. 1-32559

Dear Mr. Hamner:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2010

Item 2. Properties, page 23

1.   In future Exchange Act periodic reports, please provide the average effective annual rental per square foot or bed, based on your property type, for the current and preceding reporting periods. If you elect to provide only the base rentals per square foot or bed, please quantify and discuss the impact of tenant concessions, abatements, and allowances on the net rents you would be able to collect.

2.   To the extent your aggregate acquisitions for the reporting period are material, please disclose, in future Exchange Act periodic reports, the weighted average capitalization rate for such acquisitions and explain how the rate was calculated.

3.   In future Exchange Act periodic reports, please expand your disclosure of your leasing activities for the most recent quarter, including a discussion of the volume of new or renewed leases, average rents or yields, as applicable, a discussion of the percentage of leases with rent escalators and a representative range of escalation, and, where applicable, average tenant improvement costs, leasing commissions and tenant concessions. To the extent you have material lease expirations in the next year, please include disclosure regarding the relationship of rents on expiring leases to market rents.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 27

4.   Please tell us whether funds from operations is viewed as a key performance measure. If so, please include such performance measure in future Exchange Act periodic reports, as applicable, with the appropriate reconciliation to net income.

Liquidity and Capital Resources, page 33

5.   On page 34, you discuss your short term and long term liquidity requirements, including your upcoming principal payments. In future Exchange Act periodic reports, please expand your disclosure in this section to discuss your anticipated cash uses for the next fiscal year to include interest payments, dividend payments and capital expenditures, in addition to anticipated debt maturities.

Results of Operations, page 35

6.   We note that you consider your lending business to be an important element of your overall business strategy and also note that interest from loans exceeded 20% of revenues for each of the past three fiscal years. Please tell us why you believe it is appropriate to aggregate your leasing and lending businesses into one reportable segment. As part of your response, please explain in detail how your chief operating decision maker reviews your financial results for purposes of making decisions about allocating resources and for purposes of assessing performance. Also, if you believe it is appropriate to aggregate these businesses, please explain in detail how they meet the criteria required for aggregation outlined in ASC 280-10-50-11 and why you believe the aggregated operations have similar economic characteristics.

7.   We note that you have included interest income from your lending activities within revenues. Please clarify the source of funds used to finance your lending activities. To the extent the mortgage, working capital and other loans were made using proceeds from your debt, tell us why the related interest expense has been included below operating income.

Item 8. Financial Statements and Supplementary Data, page 40

Notes to Consolidated Financial Statements

4. Debt, page 55

Exchangeable Senior Notes, page 56

8.   We note the exchangeable senior notes issued by your operating partnership are exchangeable for cash up to the principal amounts and cash or common shares for the remainder of the exchange value in excess of the principal amount. Clarify if the election to issue cash or shares is at your option. In addition, please disclose in future filings the accounting treatment for these notes and the accounting literature relied upon. Provide us with your proposed disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3413 if you have questions regarding the comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at 202.551.3473 or Duc Dang, Attorney-Advisor at 202.551.3386 with any other questions.

Sincerely,

Cicely LaMothe
Senior Assistant Chief Accountant